QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMMUNOMEDICS, INC.
(Name of Subject Company (Issuer))

MAUI MERGER SUB, INC.
a wholly owned subsidiary of

GILEAD SCIENCES, INC.
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

452907108
(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, Corporate Affairs and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404
650-574-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-6145
(212) 450-4503

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$20,882,123,744.48	$2,710,499.66

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 231,320,559 outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Immunomedics, Inc. ("Immunomedics") multiplied by $88.00, (ii) 7,308,692 Shares issuable pursuant to outstanding "in-the-money" stock options multiplied by $70.44 (which is $88.00 minus the weighted average exercise price for such options of $17.56 per share) and (iii) 126,026 Shares issuable pursuant to restricted stock units multiplied by $88.00. The calculation of the filing fee is based on information provided by Immunomedics as of September 18, 2020.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Maui Merger Sub, Inc., a Delaware corporation ("Purchaser"), and Gilead Sciences, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, $0.01 par value per share ("Shares"), of Immunomedics, Inc., a Delaware corporation ("Immunomedics"), at a price of $88.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 24, 2020 (together with any amendments or supplements thereto, the "Offer to Purchase") and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of September 13, 2020, among Immunomedics, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The subject company and the issuer of the securities subject to the Offer is Immunomedics, Inc. Its principal executive office is located at 300 The American Road, Morris Plains, New Jersey 07950, and its telephone number is (973) 605-8200.

        (b)   This Schedule TO relates to Shares. According to Immunomedics, as of the close of business on September 18, 2020, there were (i) 231,320,559 Shares issued and outstanding, (ii) 7,308,692 Shares subject to issuance pursuant to outstanding options to acquire Shares and (iii) 126,026 Shares issuable pursuant to restricted stock units.

        (c)   The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)—(c)  The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Each of Purchaser's and Parent's principal executive office is located at c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, and the telephone number of each is (650) 574-3000. The information regarding Purchaser and Parent set forth in Section 9—"Certain Information Concerning Parent and Purchaser" and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b)  The information set forth in Section 8—"Certain Information Concerning Immunomedics," Section 9—"Certain Information Concerning Parent and Purchaser," Section 10—"Background of the Offer; Contacts with Immunomedics," Section 11—"Purpose of the Offer and

Plans for Immunomedics; Summary of the Merger Agreement and Certain Other Agreements" and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1)—(7)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and in Section 6—"Price Range of Shares; Dividends," Section 7—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations" and Section 11—"Purpose of the Offer and Plans for Immunomedics; Summary of the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (d)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

        (b)   The Offer is not subject to a financing condition.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth in Section 9—"Certain Information Concerning Parent and Purchaser," Section 11—"Purpose of the Offer and Plans for Immunomedics; Summary of the Merger Agreement and Certain Other Agreements" and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in Section 3—"Procedures for Tendering Shares," Section 10—"Background of the Offer; Contacts with Immunomedics" and Section 16—"Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

        (a)   the consideration offered consists solely of cash;

        (b)   the Offer is not subject to any financing condition; and

        (c)   the Offer is for all outstanding securities of the subject class.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)   The information set forth in Section 7—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations," Section 10—"Background of the Offer; Contacts with Immunomedics," Section 11—"Purpose of the Offer and Plans for Immunomedics; Summary of the Merger Agreement and Certain Other Agreements" and Section 15—"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS.

Index No.
(a)(1)(A)	*	Offer to Purchase, dated September 24, 2020.
(a)(1)(B)	*	Form of Letter of Transmittal.
(a)(1)(C)	*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Form of Summary Advertisement, published September 24, 2020 in The Wall Street Journal.
(a)(5)(A)
Joint Press Release of Parent and Immunomedics, dated September 13, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(B)
Investor Presentation, dated September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(C)
Transcript of Investor Presentation Call on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(D)
Frequently Asked Questions, sent to Parent Operating Group on September 14, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(E)
Frequently Asked Questions provided by Parent to Immunomedics' employees on September 14, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(F)
Tweet posted by Parent on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(G)
Email sent by Parent to Immunomedics' employees on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(H)
Transcript of CNBC News "Squawk Box" Interview of Daniel O'Day, posted on Parent's website on September 15, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 15, 2020).
(a)(5)(I)
Email sent to the Gilead Development Team on September 15, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 16, 2020).

Index No.
(a)(5)(J)		Excerpt from email sent to Gilead's commercial employees on September 17, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 17, 2020).
(a)(5)(K)
Press Release, dated September 23, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 24, 2020).
(b)(1)	*	Commitment Letter, dated as of September 18, 2020, among Gilead Sciences, Inc., Barclays Bank PLC, Wells Fargo Bank, National Association and certain other parties.
(d)(1)
Agreement and Plan of Merger, dated September 13, 2020, among Immunomedics, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 14, 2020).
(d)(2)
Mutual Confidential Disclosure Agreement, effective as of January 1, 2019, by and between Immunomedics and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).
(d)(3)
Amendment No. 1 to Mutual Confidential Disclosure Agreement, effective as of June 30, 2019, by and between Immunomedics and Parent (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).
(d)(4)
Exclusivity Agreement, dated as of September 10, 2020, by and between Immunomedics and Parent (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).
(g)		Not applicable.
(h)		Not applicable.

*
Filed herewith.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2020

MAUI MERGER SUB, INC.
By:	/s/ ANDREW D. DICKINSON
	Name:	Andrew D. Dickinson
	Title:	President and Treasurer
GILEAD SCIENCES, INC.
By:	/s/ DANIEL P. O'DAY
	Name:	Daniel P. O'Day
	Title:	Chairman and Chief Executive Officer

QuickLinks

  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE